January 12, 2010

Christian Sandoe, Esq.
U.S. Securities & Exchange Commission                                                                         via electronic filing
100 F Street, N.E.
Washington, DC 20549

Re: Vanguard Wellesley Income Fund

Dear Mr. Sandoe:

The following responds to your comments of January 8, 2010 on the post-effective amendment to the registration statement of the above-referenced registrant. You commented on Post-
Effective Amendment No. 64 that was filed on November 23, 2009.

Comment 1: Prospectus— Incorporation of Previously Provided Comments
Comment: Please address all applicable prospectus summary section comments previously provided to Vanguard in connection with my review of the Vanguard Chester
Funds registrant.

Response: We will update our disclosure to be consistent with the changes that we agreed to make in the Vanguard Chester Funds registrant.

Comment 2: Prospectus– Fund Summary – Primary Investment Objective
Comment: The Fund uses the word “Income” in its name, while its investment objective indicates that the Fund seeks to provide “long-term growth of income and a high and sustainable level of current income, along with moderate long-term capital appreciation.” The Fund name could be misleading to investors in the absence of a change to the investment objective. In this regard, modify the Fund’s investment objective so that it indicates that “income” is a primary investment objective and “capital appreciation” is a secondary investment objective.

Response: We do not intend to change the Fund’s investment objective. The vast majority of the Fund’s assets are invested in income producing securities: both fixed income and equity securities. The Fund invests 60-65% of its assets in fixed income securities intended to “generate a reasonable level of current income.” The Fund invests the remaining 35-40% of its assets in “stocks of companies that have a history of above-average dividends or expectations of increasing dividends” (i.e., income).

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January 12, 2010
Christian Sandoe

The Fund’s investment objective indicates that it seeks moderate long-term capital appreciate because a portion of the Fund is invested in stocks. Typically, the prices of stocks tend to appreciate or depreciate more than the prices of fixed income securities. When the Fund invests in stocks it seeks to invest in those stocks that will generate income along with capital appreciation. For this reason, we believe that the Fund’s investment objective is appropriately worded.

Comment 3: Prospectus– Fund Summary – Primary Investment Strategies
Comment: In the Primary Investment Strategy section of the prospectus, disclose (a) dollar-
weighted average maturity or average duration of the Fund, and (b) the market capitalization range of the Fund.

Response: The Fund’s maturity, duration and market capitalization range are not part of its primary investment strategy, and thus we do not believe that it is appropriate to disclose this information in the Primary Investment Strategy section of the prospectus. We disclose the Fund’s asset-weighted median market capitalization on page 7 of the prospectus and the duration of the Fund’s portfolio on page 11.

We believe that investors are not well-served by disclosure of the market capitalization range of a fund in a prospectus for the following reasons:
(1) Market capitalization ranges are subjective over different time periods and among different investment advisors and funds. Defining a particular market capitalization as a specific dollar range could confuse investors because the dollar ranges vary over time and among advisors and funds.
(2) Ranges change continually because of fluctuations in stock market valuations. Therefore, disclosure of one range in a prospectus could be misleading when the stock market fluctuates.
(3) A fund’s overall market capitalization range can be very broad and not indicative of the fund’s overall market capitalization. The median market capitalization is a more useful piece of information for investors concerned with market capitalization.
(4) Form N-1A does not require funds to disclose specific market capitalization dollar ranges.

Tandy Requirements
Comment: As required by the SEC, the Fund acknowledges that:
- The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
- Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
- Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
States.

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January 12, 2010 Christian Sandoe Page 3 of 3

     Please contact me at (610) 669-4294 with any questions or comments regarding the above responses and explanations.

Sincerely,

Michael J. Drayo
Associate Counsel

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